UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of March 2010
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: o

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated March 15, 2010.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: March 15, 2010

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated March 15, 2010

Significant breakthrough for Elbit Systems in Australia:

ELBIT SYSTEMS AWARDED $298 MILLION CONTRACT FOR THE SUPPLY OF COMMAND, CONTROL AND COMMUNICATIONS SYSTEM FOR THE AUSTRALIAN DEFENCE FORCES

Haifa, Israel, March 15, 2010 - Elbit Systems Ltd. (NASDAQ: ESLT) announced today that it was awarded a contract from the Department of Defence of the Commonwealth of Australia in the amount of approximately $298 million U.S. dollars (approximately $ 331 million Australian dollars) for the supply, integration, installation and support of a Battle Group and Below Command, Control and Communications (BGC3) system for the Australian Army’s Land 75/125 program. The BGC3 comprises a Battle Management System (BMS) for soldiers, Vehicle Mounted Commanders and Headquarters/Command Post Staff.

This project, to be performed over the next three years, will enable the Australian Army to achieve a major portion of its defence network centric warfare milestone of a networked brigade with cutting edge technology in battle management and communications systems.

The capability will increase the commander’s battlespace awareness, automate combat messaging and assist in the execution of operations.  Importantly, this capability will significantly reduce the risk of casualties resulting from friendly fire.  This high priority acquisition will assure improved protection and coordination for Australian Defence Forces personnel, allowing missions to be carried out more efficiently, safely and effectively.

Elbit Systems, a leading supplier of tactical Battle Management Systems, has been selected by the Australian Department of Defence following a world-wide competitive open tender.

Joseph Ackerman, President and CEO of Elbit Systems, commented: "Australia is a very important market for Elbit Systems, and we are extremely proud to be selected by the Department of Defence for this major program, one of the largest and most prestigious BMS programs in the world. The selection of our systems by the Australian Army, considered among the world's most advanced and modern fighting forces, reflects the quality and maturity of our systems, resulting from the fact they are currently in operational use by more than 20 armed forces worldwide".

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Contacts:

Company Contact:
Joseph Gaspar, Executive VP & CFO
Dalia Rosen, VP & Head of Corporate Communications
Elbit Systems Ltd
Tel:  +972-4-8316663
Fax: +972-4-8316944
E-mail: j.gaspar@elbitsystems.com
dalia.rosen@elbitsystems.com
IR Contact: Ehud Helft / Kenny Green CCG Investor Relations Tel: 1-646-201-9246 E-mail:elbitsystems@ccgisrael.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.